UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9148

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BRINK’S COMPANY 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BRINK’S COMPANY

P.O. BOX 18100

1801 BAYBERRY COURT

RICHMOND, VIRGINIA

23226-8100

THE BRINK’S COMPANY 401(k) PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

THE BRINK’S COMPANY 401(k) PLAN

Index to Financial Statements and Schedule

December 31, 2006 and 2005

Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Finance and Pension Committee of the Board of Directors

The Brink’s Company:

We have audited the accompanying statements of assets available for benefits of The Brink’s Company 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 28, 2007

THE BRINK’S COMPANY 401(k) PLAN

Statements of Assets Available for Benefits

	December 31,
(In thousands)	2006	2005
Investments at fair value:
The Brink’s Company common stock	$67,205	113,739
Mutual funds	143,233	160,299
Common trust funds	51,574	81,478
Participant loans	13,458	16,815

Total investments at fair value	275,470	372,331

Receivables:
Participant contributions	761	1,389
Employer contributions	571	578
Interest	31	48

Total receivables	1,363	2,015

Cash and cash equivalents	266	347

Assets available for benefits at fair value	277,099	374,693

Adjustment from fair value to contract value for common trust fund holding fully benefit-responsive investment contracts	312	498

Assets available for benefits	$277,411	375,191

See accompanying notes to financial statements.

THE BRINK’S COMPANY 401(k) PLAN

Statement of Changes in Assets Available for Benefits

(In thousands)	Year Ended December 31, 2006
Income:
Dividends	$8,102
Interest	808

Net appreciation in fair value of investments	34,424

Contributions:
Participant	19,564
Employer	16,129
Rollover	1,589

Total additions	80,616

Distributions to participants or beneficiaries	(41,324)

Net increase before transfer	39,292

Transfer of participants’ assets to other plans	(137,072)

Assets available for benefits:
Beginning of year	375,191

End of year	$277,411

See accompanying notes to financial statements.

THE BRINK’S COMPANY 401(k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

1.	Plan Information and Summary of Significant Accounting Policies

Description of Plan

The Brink’s Company 401(k) Plan (the “Plan”) is a voluntary defined contribution plan sponsored by The Brink’s Company and participating subsidiaries (the “Company”). Employees of the Company who are not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) are eligible to participate in the Plan. Effective January 1, 2006, the Plan was amended to automatically enroll eligible employees in the Plan following thirty days of service and commence Company-matching contributions upon enrollment. During 2005, the Plan provided for eligible employees to be automatically enrolled on the first day of the month following thirty days of service and Company-matching contributions to commence upon completion of six months of service. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Withdrawals

The Plan generally requires that pretax savings remain in the Plan while the participant is actively employed. However, the Plan allows two exceptions:

(a)	If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions.

(b)	If the participant has a “financial hardship” (as that term is defined by Internal Revenue Service (“IRS”) guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age. Effective January 1, 2006, the Plan was amended such that employee pretax contributions are suspended for six months after each hardship withdrawal. During 2005, employee pretax contributions were suspended for twelve months after each hardship withdrawal.

After each of these withdrawals, employer matching contributions are suspended for six months.

A participant may withdraw the following at any time without being suspended from the Plan in the following order:

(a)	All or a portion of after-tax contributions;

(b)	All or a portion of earnings attributable to after-tax contributions;

(c)	Any rollover contributions.

Vesting Schedule

A participant is 100% vested in the value of his or her pretax contributions. Vesting in the Company-matching contributions is based on years of service as follows:

Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	50%
4 but less than 5 years	75%
5 or more years	100%

If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company-matching contributions regardless of years of service.

Forfeitures by the participants of the unvested portion of their account upon termination of employment with the Company are used to reduce future matching contributions of the Company to the Plan. Forfeitures reduced employer contributions by approximately $1,450,000 in 2006. Employer contributions receivable are net of forfeitures of approximately $147,000 at December 31, 2006 and approximately $98,000 at December 31, 2005.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or discontinue the Plan in whole or in part at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present assets available for benefits and changes in those assets available for benefits.

Investments and Investment Income

As required by a new accounting pronouncement discussed below, investments are presented at fair value in the subtotal “assets available for benefits at fair value” within the statement of assets available for benefits. This fair value amount is reconciled to “assets available for benefits” by adjusting fully benefit-responsive contracts held by the Stable Value Common Trust Fund to contract value. Contract value is equal to contributions made plus interest accrued at the contract rate less withdrawals and fees.

The fair value of common stock and mutual fund investments is determined by using quoted market prices. The fair value of the common trust funds (the Stable Value Common Trust Fund and the Equity Index Trust Fund) is valued at the net asset value as determined by using estimated fair value of the investments held in the respective funds. Participant loans are valued at cost, which approximates fair value.

The cost of securities sold is determined principally on the basis of average cost at the time of sale. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Use of Estimates

In accordance with U.S. generally accepted accounting principles, management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ materially from those estimates.

Benefit Payments

Benefit payments to participants or beneficiaries are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options that may be exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Because of this, values of investment securities are expected to be volatile which could adversely affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that the statement of assets available for benefits present the fair value of investments in fully benefit-responsive investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The FSP also requires that the statement of changes in assets available for benefits be prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the statement of assets available for benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

2.	Participant Loans

Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 less the highest outstanding loan during the previous twelve months or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. Repayments are generally made through level monthly payroll deductions. The term of a loan cannot exceed four and a half years for general purpose loans and fifteen years for principal residence loans. The interest rate charged on a participant loan is fixed for the duration of the loan at one percentage point above the prime rate as published in the Wall Street Journal at the inception of the loan. Interest paid by the participant is credited to the participant’s account.

3.	Contributions

Employee Contributions

During 2006, each participant could designate a contribution of up to the lesser of $15,000 or 30% of pretax earnings. For purposes of determining Plan contributions, pretax earnings are defined as regular pay including commissions and certain bonuses, but excluding overtime, premium pay and allowances. Amounts contributed are subject to limitations under IRS non-discrimination tests. Employee contributions may be allocated among investment funds in multiples of 1% based upon the participant’s election. Participants have the option to change their contribution percentages during each pay period.

Participants who reached the age of 50 on or prior to December 31, 2006, were eligible to make additional pretax catch-up contributions during 2006. Catch-up contributions in 2006 were limited to the lesser of $5,000 or 45% of eligible pay. After 2006, the limit will be adjusted for inflation.

Participant contributions to the Plan may be invested in one of several investment funds managed by an affiliate of T. Rowe Price Trust Company (“T. Rowe Price”) and two other fund alternatives not managed by the affiliate. Prior to September 2002, participant contributions could also be invested in The Brink’s Company common stock. After September 2002, no participant contributions could be directed into The Brink’s Company common stock; however, existing participant-directed balances in The Brink’s Company common stock were eligible to remain in The Brink’s Company common stock. Any remaining investment in The Brink’s Company common stock (including employer contributions) at 4 p.m. on December 28, 2007, will be sold and automatically reinvested in the same manner as employee contributions for active participants and in the appropriate targeted retirement age fund for inactive participants.

Employer Contributions

Effective January 1, 2006, the Plan was amended such that the Company matches 125% of participant contributions up to the first 5% of contributed pretax earnings. In addition, the amendment provided for matching contributions to be made in cash and allocated to investment funds in the same manner as employee contributions. During 2005, the Company matched 75% of participant contributions up to the first 5% of pretax earnings contributed using The Brink’s Company common stock.

Effective January 1, 2006, the Plan was amended to allow participants to direct the investment of all amounts (whether or not vested) in their matching accounts. During 2005, participants were only able to transfer vested matching contributions in The Brink’s Company common stock to other investment options.

4.	Distributions

Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee’s contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from The Brink’s Company stock fund which will be made in shares unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. The Plan requires that vested balances less than $5,000 at the date of termination are to be distributed from the Plan. If a participant’s employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan. Participants who retire on or before their normal retirement date may elect to defer distribution until age 70 1/2. Participants who work beyond age 70 1/2, may defer distribution until they retire.

5.	Plan Transfers

Effective January 31, 2006, the Company finalized the sale of BAX Global Inc. (BAX), a wholly owned subsidiary of the Company. Contributions to BAX employees’ participant accounts ceased as of December 31, 2005. BAX employees’ participant accounts totaling approximately $137.1 million were transferred out of the Plan on March 8, 2006.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds, common trust funds, and investment contracts managed by T. Rowe Price, the Trustee. Additionally, the Plan invests in shares of The Brink’s Company common stock. Such transactions are deemed to be party-in-interest transactions of the Plan as are all participant loans.

The Plan’s investments in The Brink’s Company common stock at December 31, 2006 and 2005, and purchases and sales during 2006, are as follows:

(in thousands, except share amounts)	Shares	Fair Value	Cost
Shares held at December 31, 2005	2,374,010	$113,739	$55,515
Purchases	5,117	281	281
Sales	(730,870)	(38,628)	(16,885)
Transfers to other plans	(596,867)	(29,088)	(14,177)
Net appreciation	—	20,901	—

Shares held at December 31, 2006	1,051,390	$67,205	$24,734

7.	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, except as noted below.

In January 2007 the Company requested a compliance statement under the Voluntary Compliance Program (VCP) to resolve the failure to timely amend the Plan in accordance with enacted tax legislation. The Company intends to amend this VCP to request a compliance statement and approval of a plan to correct certain other operational matters that have been identified by the Company. The financial statements do not reflect any receivable from the Company that may result from the resolution of the compliance matters with the IRS under the VCP as the Company believes that the amount is not material. The Company believes that the matters identified for remediation would not cause the Plan to be disqualified by the IRS; therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Investments

During 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Year Ended December 31, 2006

(In thousands)
Net appreciation of investments at fair value as determined by quoted market prices:
The Brink’s Company common stock	$20,901
Mutual funds	11,195
Common trust funds	2,328

$34,424

Investments at fair value which represent 5% or more of the assets available for benefits at December 31 are as follows:

	December 31,
	2006	2005
	(In thousands)
The Brink’s Company common stock:
Matching contributions (see notes 3 and 9)	$64,890	109,395
Employee contributions (see note 3)	2,315	4,344

	67,205	113,739

T. Rowe Price Stable Value Common Trust Fund	36,339	59,175
T. Rowe Price Personal Strategy Balanced Fund	(a)	37,755
T. Rowe Price Blue Chip Growth Fund	15,345	22,934
T. Rowe Price Equity Index Trust	15,235	22,303
T. Rowe Price New Horizons Fund	14,105	22,038

(a)	This fund is no longer an investment option at December 31, 2006.

9.	Nonparticipant-Directed Investments

As described in Note 3, effective January 1, 2006, all investments became participant-directed.

In September 2002, the Plan was amended to allow participants to diversify their vested matching contribution investments in The Brink’s Company common stock. As a result, the vested portion of the matching contribution investment in The Brink’s Company common stock is considered participant-directed; however, since changes in the components of vested and unvested matching contribution investments cannot be separately determined, all vested and unvested matching contribution investments in The Brink’s Company common stock at December 31, 2005, are disclosed as nonparticipant-directed in the financial statements.

Information about the assets available for benefits relating to the nonparticipant-directed investments is as follows:

December 31, 2005
Nonparticipant-directed Investments
(In thousands)
Assets available for benefits:
The Brink’s Company common stock:
Vested matching contributions	$101,590
Unvested matching contributions	7,805

109,395

10.	Reconciliation to Form 5500

Assets available for benefits in the Form 5500 for the Plan reflects a reduction in assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction for deemed distributions as the participants to which deemed distributions relate continue to retain their assets within the Plan.

Assets available for benefits in the Form 5500 for the Plan reflects the fully benefit-responsive investment contracts at fair value. The accompanying financial statements include an adjustment from fair value to contract value.

The following reconciles assets available for benefits, benefits paid to participants or beneficiaries, and additions to assets available for benefits from the Form 5500 to the Plan’s financial statements:

	December 31,
	2006	2005
	(In thousands)
Assets available for benefits per the Form 5500	$276,988	374,579
Cumulative deemed distributions	111	114
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	312	498

Assets available for benefits per the Statements of Assets
Available for Benefits	$277,411	375,191

Year Ended December 31, 2006

(In thousands)
Distributions to participants or beneficiaries per the Form 5500	$41,517
Change in the amount of deemed distributions	3
Benefits payable to participants at end of year	(196)

Distributions to participants or beneficiaries per the Statement of Changes in Assets
Available for Benefits	$41,324

Year Ended December 31, 2006
(In thousands)
Total additions per the Form 5500	$80,304
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	312

Total additions per the Statement of Changes in Assets Available for Benefits	$80,616

THE BRINK’S COMPANY 401(k) PLAN

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2006

(In thousands, except share amounts)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*The Brink’s Company	1,051,390 shares of The Brink’s Company common stock; $1 par value	$67,205
ING Investments, LLC	461,046 shares in the ING International Value Fund	9,488
Lord Abbett	163,023 shares in Lord Abbett Mid Cap Value Fund	3,652
*T. Rowe Price	36,651,497 shares in the Stable Value Common Trust Fund	36,339
*T. Rowe Price	463,452 shares in the Spectrum Income Fund	5,649
*T. Rowe Price	350,682 shares in the Equity Income Fund	10,363
*T. Rowe Price	368,002 shares in the Equity Index Trust	15,235
*T. Rowe Price	263,733 shares in the Small Cap Value Fund	10,868
*T. Rowe Price	436,815 shares in the New Horizons Fund	14,105
*T. Rowe Price	130,135 shares in the Mid-Cap Growth Fund	6,987
*T. Rowe Price	429,472 shares in the Blue Chip Growth Fund	15,345
*T. Rowe Price	165,715 shares in the Retirement 2005 Fund	1,924
*T. Rowe Price	439,614 shares in the Retirement 2010 Fund	6,977
*T. Rowe Price	759,228 shares in the Retirement 2015 Fund	9,392
*T. Rowe Price	521,036 shares in the Retirement 2020 Fund	9,040
*T. Rowe Price	717,582 shares in the Retirement 2025 Fund	9,228
*T. Rowe Price	405,854 shares in the Retirement 2030 Fund	7,545
*T. Rowe Price	554,724 shares in the Retirement 2035 Fund	7,306
*T. Rowe Price	331,320 shares in the Retirement 2040 Fund	6,212
*T. Rowe Price	597,350 shares in the Retirement 2045 Fund	7,389
*T. Rowe Price	134,264 shares in the Retirement Income Fund	1,763
*Participant Loans	Participant loans at interest rates ranging from 5% to 10.5%, maturities not to exceed 4.5 years for general purpose and 15 years for principal residence	13,458

		$275,470

The cost of participant-directed investments is not required.

*	Indicates a party-in-interest investment.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Brink’s Company 401(k) Plan
(Name of Plan)

/s/ Robert T. Ritter
(Robert T. Ritter
Chief Financial Officer of The Brink’s Company)

Date: June 28, 2007